Reed Smith LLP 1901 Avenue of the Stars Suite 700 Los Angeles, CA 90067-6078 Tel +1 310 734 5200 Fax +1 310 734 5299 reedsmith.com

September 9, 2014

Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Glaukos Corporation
Draft Registration Statement on Form S-1
Submitted July 23, 2014
CIK No. 0001192448

Dear Ms. Ravitz:

On behalf of our client, Glaukos Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated August 19, 2014 (the “Letter”) regarding the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Initial DRS”), as confidentially submitted to the Commission on July 23, 2014.  Contemporaneous with this submission, the Company is submitting an amendment of the Initial DRS (the “Amended DRS”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amended DRS.

Prospectus Summary

Overview, page 1

1.                                      In an appropriate location in your prospectus, please disclose why you believe the FDA approved the use of your iStent product for use only in combination with cataract surgery.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 86 of the Amended DRS accordingly.

Our Solution, page 3

2.                                      With a view toward balanced disclosure of the advantages of your products as described in your summary, please tell us whether studies or users of your products have revealed any disadvantages.

Response:  The Company respectfully acknowledges the Staff’s Comment and supplementally informs the Staff that, in the Company’s opinion, there are no significant disadvantages to use of the iStent in comparison to other solutions for reducing intraocular pressure in patients with mild-to-moderate open-angle glaucoma.  As more fully described in the Amended DRS (see pages 80 and 82-85), patients with mild-to-moderate open angle glaucoma have historically been treated initially with a single

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Amanda Ravitz September 9, 2014 Page 2

prescription eye drop, and as the disease progresses, physicians often expand treatment to a regimen of multiple eye drops.  There are notable side effects with the use of prescription eye drops, but these drugs were approved by the Food and Drug Administration (the “FDA”) because clinical studies demonstrated that the benefits outweighed the risks.  Unlike medication therapy, treatment with the iStent involves surgery and therefore has certain risks, as further described in the “Business—Research & Development—iStent Clinical Validation” section of the Amended DRS (pages 91-92).  However, the Company advises the Staff that the overall iStent adverse event rate in the treatment arm of the pivotal clinical study was no higher than for the control group receiving cataract surgery only, and the FDA ultimately approved the pre-marketing approval (“PMA”) for the iStent on the basis that the benefits of the procedure exceeded its risks.

The Company also advises the Staff that there is a learning curve associated with adopting the iStent insertion procedure, which requires use of a technique called intraoperative gonioscopy, as more fully described in the Amended DRS (see pages 20 and 86-87).  However, the Company supplementally advises the Staff that most surgeons become proficient in the procedure after a small number of cases, and very few surgeons are ultimately unable to become proficient or abandon the procedure.  The Company respectfully advises the Staff that while the iStent does not produce as much intraocular pressure reduction as invasive surgical procedures, the Company does not view this as a disadvantage of the iStent.  The Company respectfully advises the Staff that invasive surgical procedures are associated with high incidences of adverse events and are therefore intended to treat more advanced glaucoma cases where greater intraocular pressure reduction is required and the need outweighs these increased risks.  As disclosed throughout the Amended DRS, the iStent is only approved for insertion in conjunction with cataract surgery for the reduction of intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma (pages 3 and 86) and thus is not FDA-approved for the treatment of advanced glaucoma cases.  The Company further notes for the Staff that while it does not yet have long-term clinical data in large numbers of patients, this fact is already disclosed in the “Risk Factors” section of the Amended DRS (pages 6 and 21).  For these reasons, the Company respectfully advises the Staff that, in its opinion, the current disclosures in the Amended DRS with respect to the advantages of its products are sufficiently balanced with the current risk factor and other product disclosures.

Success Factors, page 5

3.                                      In an appropriate location in your prospectus, please disclose how the pricing strategy that you have implemented is “novel” and clarify how that has contributed to your success.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 5 and 81 of the Amended DRS to delete references to its pricing strategy.

Summary Risks Associated With Our Business, page 5

4.                                      Please expand your disclosure in this section to indicate that the safety and efficacy of the iStent and your other proposed products are not yet supported by long-term clinical data. Please also disclose your reliance on the U.S. market for sales of the iStent product. Finally, please revise the first bullet point to disclose that your auditor’s report contains an explanatory paragraph that there exists substantial doubt as to your ability to continue as a going concern.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 6 of the Amended DRS accordingly.

Amanda Ravitz September 9, 2014 Page 3

Emerging Growth Company Status, page 6

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that as of the date hereof, there have not been any written communications to potential investors in reliance on Section 5(d) of the Securities Act.  Similarly, there have not been any research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.  To the extent any such written communications are presented, or research reports published or distributed, the Company undertakes to furnish the Staff with copies thereof.

The Offering, page 8

6.                                      Please revise to disclose how you plan to allocate the proceeds among the uses cited. Here and on page 53, please also provide the disclosures required by Instruction 5 to Item 504, including the principle followed in determining the cost of the assets to be purchased from your affiliate with a portion of the offering proceeds.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it believes that specific disclosure of the amounts that it plans to allocate among the uses cited and the disclosures required by Instruction 5 to Item 504, including the principle followed in determining the costs of the assets to be purchased from its affiliate with a portion of the offering proceeds are more appropriately included in the “Use of Proceeds” section.  Accordingly, it has revised page 55 of the Amended DRS, and revised the cross-reference on page 9 of the Amended DRS to the revised “Use of Proceeds” section, and respectfully submits to the Staff that this is the most meaningful presentation for investors.  The Company also respectfully notes for the Staff that it has also included a cross-reference to the “Certain Relationships and Related Party Transactions” section of the prospectus, where investors can review more details regarding its relationship with DOSE and the proposed asset acquisition.  The Company further advises the Staff that it will include the amounts of the intended uses of the net proceeds in the “Use of Proceeds” section at such time as it has determined an offering size.

Risk Factors, page 12

7.                                      We note your disclosure under “United States Reimbursement” on page 91 that some of your reimbursement codes expire every 5 years subject to extension. Please include appropriate risk factor disclosure.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 19 of the Amended DRS accordingly.

Amanda Ravitz September 9, 2014 Page 4

8.                                      We note from your disclosure under “Patents” on page 96 the uncertainty regarding the University of California, Irvine’s ownership interests in certain of your patents. Please include risk factor disclosure as appropriate.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 42-43 and 46-47 of the Amended DRS accordingly.

Failure to secure and maintain adequate coverage, page 16

9.                                      We note your disclosure in the first paragraph on page 17 that there is generally no separate reimbursement for medical devices and other supplies used in procedures, including the iStent, and that the additional costs of using your device can impact the profit margin of the hospital or surgery center where the cataract surgery is performed. We also note from your disclosure in the third paragraph on page 92 that it appears that there is separate payment for iStent insertion, and that when iStent is inserted in conjunction with cataract surgery, with the reimbursement for the cataract surgery being reduced, you believe that the incremental payment the facility receives for performing iStent insertion covers the cost of the iStent and the profit for the facility. Please tell us how the disclosure in this risk factor and on page 92 is reconcilable and revise your disclosure as appropriate.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 18 and 94 of the Amended DRS to clarify how changes in the incremental facility payment could impact profit for the facility.  The Company respectfully notes for the Staff that while the current incremental facility payment (as described on page 94 of the Amended DRS) is sufficient to cover the cost of the iStent device and profit for the facility, if such incremental facility payment changes, it could impact the profitability for the facility, and affect its profit margin.  Further, there is a risk that some facilities may elect not to perform the iStent procedure as they must cover the cost of the iStent device.  This is consistent with the risk described on page 18 of the Amended DRS.

Use of Proceeds, page 53

10.                               We note your disclosure on page 2 that you are currently conducting 18 prospective clinical trials, including two Phase IV post-approval studies. Please revise your disclosure here and on page 8 to clarify whether the amount of proceeds to be used to fund your clinical studies will be sufficient to complete all of the clinical studies described in your prospectus.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 55-56 of the Amended DRS accordingly.  The Company acknowledges the request to include this disclosure on page 9; however, the Company respectfully submits to the Staff that the disclosure on page 9 of the Amended DRS is intended to be summary in nature, that page 9 includes a cross-reference to the “Use of Proceeds” section, and that including the requested disclosure in the “Use of Proceeds” section (and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation—Research and Development” section) is the most meaningful presentation for investors.

Amanda Ravitz September 9, 2014 Page 5

11.                               If a primary use of your offering proceeds will be for seeking regulatory authorization of your products and potential products, please provide the disclosure required by Regulation S-K Item 504, Instruction 3. Similarly, please provide such disclosures if a primary use of your offering proceeds will be the further research and development of your products.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 55-56 of the Amended DRS accordingly.

Capitalization, page 55

12.                               We note that the capitalization table on page 55 is not mathematically accurate. Please revise the table so that the sum of the amounts agrees with the total.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 58 of the Amended DRS accordingly.

13.                               We note the disclosure under Conversion Rights on pages F-25 and F-26 of the conditions that must be met for the automatic conversion of the preferred stock to common stock. Please tell us whether you expect to meet these conditions for the automatic conversion. Please also disclose these conditions in the narrative to the Capitalization table.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 58-59 of the Amended DRS accordingly.  The Company notes supplementally for the Staff that the disclosure on page F-27 of the Amended DRS reflects the terms of Article IV Sections 5(a)(iii) and 7(a)(vii) of the Company’s current restated certificate of incorporation.  The Company notes for the Staff that it intends to amend its certificate of incorporation prior to the offering to reflect the conditions as disclosed on page 59 of the Amended DRS.  Such amendment will be filed as Exhibit 3.3.  The Company confirms that it intends to meet the amended conditions for automatic conversion as disclosed on page 59 of the Amended DRS.

Common Stock Valuation, page 75

14.                               Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Response: The Company respectfully acknowledges the Staff’s Comment and advises the Staff that as of the date hereof, the estimated initial public offering (“IPO”) price range has not been established.  The Company will provide the requested information in a supplemental letter when this information is determined.

Amanda Ravitz September 9, 2014 Page 6

Business, page 78

Our Solution, page 84

15.                               Please indicate the basis for your disclosures in the last sentence of the second paragraph of this section. For example, indicate whether this disclosure is based on management’s beliefs or is based on the results of clinical studies. Please similarly indicate the bases for the comparative statements in the last sentence of the fourth paragraph of this section. In this regard, we note the last sentence of the sixth paragraph. Please also revise the corresponding Summary disclosure as necessary.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 1, 3, 80 and 86 of the Amended DRS accordingly.

16.                               We note your disclosure that the iStent is made of non-ferromagnetic titanium. Please disclose whether patients implanted with your products would be eligible for magnetic resonance imaging. Include risk factor disclosure as appropriate.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 86 of the Amended DRS accordingly.

Management, page 116

Board of Directors, page 117

17.                               Please ensure that your disclosure provides the five-year background with all information required by Regulation S-K Item 401(e). For example, please disclose the duration of Mr. Stapley’s employment at Pfizer.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 118-123 of the Amended DRS accordingly.

Certain Relationships and Related Party Transactions, page 135

DOSE Asset Purchase Agreement, page 139

18.                               Please clarify in the first paragraph of this section, if true, that the indebtedness owed to you by DOSE will be cancelled.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 141 of the Amended DRS accordingly.

Amanda Ravitz September 9, 2014 Page 7

19.                               Please file the agreements described in the second paragraph of this section as exhibits to your registration statement. Please also file the exhibits to the agreement filed as Exhibit 10.25.

Response:  The Company respectfully acknowledges the Staff’s Comment to file as exhibits to the registration statement the agreements described in the second paragraph of the above-described section of the registration statement.  The Company advises the Staff that Exhibits D and E to the DOSE asset purchase agreement, a complete copy of which has been submitted as Exhibit 10.25, are the forms of such agreements, namely, the amended and restated patent license agreement and the amended and restated transition services agreement, respectively.  The Company respectfully notes for the Staff that the proposed amended and restated patent license agreement and proposed amended and restated transition services agreement will only be executed and become effective, as disclosed on page 141 of the Amended DRS, concurrent with the purchase of the assets from DOSE, which is to occur upon completion of the offering.  Accordingly, the Company does not view these agreements as material contracts within the meaning of Item 601 of Regulation S-K, requiring them to be separately submitted as Exhibits to the Amended DRS.

20.                               Please disclose if DOSE Medical will be distributing any portion of the $15 million cash payment to its shareholders. If your officers and directors will receive any portion of the cash payment, please revise your “Use of Proceeds” disclosure on page 8 and page 53 as appropriate.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 141 of the Amended DRS accordingly.

21.                               Please expand your disclosure to indicate how you determined the valuation for DOSE Medical. Include in your disclosure how you avoided potential conflicts of interest in determining that valuation given the ownership interest in DOSE Medical held by certain of your officers, directors and significant shareholders. Include risk factor disclosure as appropriate.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 52 and 141 of the Amended DRS accordingly.

22.                               Please disclose whether Mr. Burns and Dr. Harrison will resign as directors of DOSE upon the closing of the asset purchase agreement. If they will continue as directors of DOSE please include appropriate risk factors.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 52 and 141 of the Amended DRS accordingly.

Amanda Ravitz September 9, 2014 Page 8

Financial Statements, page F-1

Note 2. Revenue Recognition, page F-14

23.                               We note that the disclosure of your revenue recognition policy is overly vague and does not address company specific factors and estimates which affect the timing of recognizing revenue. Accordingly, please revise the policy to further discuss the significant aspects and estimates of your policy, for example, including how shipping terms impact the timing of revenue recognition, whether distributors are granted specific rights of return, how returns are estimated and when they are recorded, and the impact of any warranty rights.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages F-14 - F-15 of the Amended DRS accordingly.

Note 2. Research and Development Expenses, page F-15

24.                               We note the disclosure on pages 66 and 67 that prior to FDA approval you charged all U.S. inventory related costs to R&D expense. Please describe for us how you concluded that the U.S. inventory had no alternative future use and as such, you did not capitalize the tangible assets in accordance with FASB ASC 730-10-25-2(a).

Response:  The Company respectfully advises the Staff that, because of labeling differences and differences in approved indications for the iStent in the United States in comparison with most other countries, distinct lots of inventory that are country- or region-designated are manufactured.  The Company respectfully advises the Staff that iStent inventory designated for U.S. sale only, and with no assessed alternative future use, produced prior to the June 2012 PMA approval from the FDA, was recorded to research and development (“R&D”) expense.  The Company respectfully advises the Staff that the Company submitted the final module of its PMA application to the FDA in December 2008.  In July 2010, the FDA’s Ophthalmic Devices Panel (the “Panel”) strongly supported clearance of the PMA, voting 7-1 that the benefits of the device outweigh the risks, 7-1 that reasonable assurance existed that the device would be safe, and 6-2 that there was a reasonable assurance of effectiveness.  As disclosed on page 3 and elsewhere in the Amended DRS, the FDA approved the Company’s PMA application for the iStent in June 2012.

The Company respectfully advises the Staff that the favorable Panel outcome in July 2010 was the basis for the Company to believe that PMA approval would ultimately occur.  In order to be fully prepared for market launch of the iStent device in the United States with adequate inventories, in 2011 the Company began producing at-risk inventory of iStents designated for sale only in the United States.  At the time of manufacture, the Company was aware that without PMA approval of the iStent, the inventory produced for U.S. sale only, and with no alternative future use, would have had to have been scrapped.  Accordingly, all iStent U.S. inventory manufactured prior to June 2012, the month of FDA product approval, was charged to R&D expense.  Once FDA approval was obtained, the subsequent costs to produce all iStents designated for U.S. sale only were capitalized and recorded as inventory.

Amanda Ravitz September 9, 2014 Page 9

Note 4. Fair Value Measurements, page F-20

25.                               We see on page F-21 that you consider the most significant unobservable input impacting the valuation of warrants to be the value of the underlying shares. Accordingly, please disclose the value of this significant assumption at each period end valuation date.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages F-22 - F-23 of the Amended DRS accordingly.

Note 5. Notes Payable, page F-22

Subordinated Notes Payable in Connection with GMP Vision Solutions, page F-23

26.                               As a result of the $17.5 million royalty buyout agreement with GMP Vision Solutions, Inc., you determined that you purchased an intangible asset with a useful life of five years. Please describe for us how you determined that the buyout agreement met the definition of an intangible asset. Please provide us with additional analysis of the factors which support your conclusion that a five year amortization period was appropriate, including items such as references to the specific remaining lives of related patents and the period the original royalty agreement covered. Refer to FASB ASC 350-30-35.

Response:  The Company respectfully advises the Staff that in January 2007, the Company entered into an agreement (the “Original Agreement”) with GMP Vision Solutions, Inc. (“GMP”) to acquire all of the tangible and intangible assets of GMP in exchange for:  (1) an up-front payment of $6.0 million, (2) a non-interest-bearing promissory note to pay $4.0 million no later than 30 days following the earlier of FDA approval of a royalty-bearing product or December 31, 2009, (3) periodic royalty payments equal to 4% of revenues received for royalty-bearing product, and (4) periodic royalty payments equal to 15% of all sums received in connection with the grant of licenses or sublicenses of the GMP intellectual property. The Company accounted for the acquisition as an asset acquisition pursuant to the provisions of the then applicable Financial Accounting Standards (FAS) 141 Accounting for Business Combinations (“FAS 141”). This Original Agreement is described on pages 65, 100 and F-24 of the Amended DRS.  The Company charged the initial $10.0 million purchase price in 2007 to research and development expense on the basis that FDA regulatory approval for the product had not been obtained at the time. The Company also considered at the acquisition date the appropriate accounting under the cost accumulation method for the future milestone and royalty payments, and for the same reason concluded that if and when FDA approval was obtained and revenues were earned, these payment obligations would be considered for capitalization or recorded to cost of product sales.  As no royalties were paid/payable until revenue or a grant of licenses or sublicenses was earned, these contingent payments to the former owners of the assets originally acquired were not accrued at the inception of the arrangement, and instead the obligation was disclosed in financial statement footnotes.

As described on pages 65, 100 and F-24 of the Amended DRS, on November 1, 2013, the Company entered into an agreement with GMP (the “Buyout Agreement”) pursuant to which it bought out all future obligations to GMP, including any and all royalty payments, for the purchase price of $17.5 million in promissory notes, and an obligation to pay up to an additional $2.0 million in the event of a sale of the Company meeting certain criteria.

Amanda Ravitz September 9, 2014 Page 10

Management evaluated the Buyout Agreement and concluded that the underlying transaction represented a change in the terms for the contingent payments related to the assets acquired under the Original Agreement resulting in a $17.5 million purchase of an intangible asset (continuation of the application of the cost accumulation model for an asset acquisition) in exchange for payment of promissory notes plus interest.  The royalties initially considered at the time of acquisition as contingent payments under the cost accumulation method were re-evaluated at the time of the Buyout Agreement. As technological feasibility of the intellectual property acquired under the original agreement had been reached due to FDA approval of the iStent in 2012 and the change in terms of the agreement served to fix the future royalty liability in the form of a promissory note, management treated the $17.5 million as an intangible asset under the continuation of the cost accumulation model.  In reaching this conclusion, the Company respectfully notes for the Staff that it also considered whether ASC 805, Business Combinations, is applicable and concluded that the transaction did not involve obtaining control of one or more businesses.  The future obligations to GMP, including any and all royalty payments, do not fit the definition of a “business” in accordance with the accounting guidance, but rather, represent contingent consideration related to the assets acquired under the Original Agreement, which have probable future economic benefits to the Company during periods in which the Company would otherwise have paid royalties to GMP.

The Company respectfully advises the Staff that it considered ASC 350-30-35 in evaluating and estimating the useful life of the intangible asset. Specifically, the Company concluded that the asset has a finite useful life, but the precise length of that life is not known and depends to a large degree on the product life cycle of the related royalty-bearing products, competition, and the regulatory environment for FDA-approved products.  In accordance with ASC 350-30-35-6, management recognized that the intangible asset should be amortized over the best estimate of its useful life.  The following factors were considered by the Company in the determination of its useful life:

•                                          Based on a projection of the outgoing royalty payment stream assuming that the Buyout Agreement had not occurred, the Company estimates that it would have taken approximately five years before cumulative royalties to GMP would have reached $17.5 million; and

•                                          Of the patents acquired from GMP, the expiration date of the last patent to expire is April 2020, approximately seven years from the Buyout Agreement date of November 1, 2013.

Accordingly, the Company concluded that the appropriate useful life for amortization should be no less than five years and no more than seven years.  Given the fact that the iStent technology is new, having just been approved and launched in the United States in mid-2012, it is difficult to reliably project the level of revenues beyond the 2014 - 2018 timeframe.  Additionally, the amount of such revenues and related cash flows will depend significantly upon the Company’s ability to expand its sales force and adequately train and qualify sales representatives and new product/competitive entrants and regulatory factors, and therefore cannot be determined at a sufficiently high level of confidence.  Accordingly, the Company believes it is appropriate to amortize the intangible asset over the shorter end of the range, or five years.

ASC 350-30-35-6 provides that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up, and if that pattern cannot be reliably determined, a straight-line amortization method shall be used. The evaluation of “reliably determined” as it relates to the pattern in which the asset is consumed involves judgment based on the facts and circumstances. While not defined in ASC 350-30-35-6, management concluded that the “reliably determined” threshold suggests there should be a relatively high level of confidence that actual cash flows, or the pattern of cash flows, will not deviate significantly from those used in the measurement of the intangible asset.  As previously stated, the amount of revenues and cash flows will depend significantly upon the Company’s ability to expand its sales force and adequately train and qualify sales representatives, in addition to the previously mentioned product life cycle, competition and regulatory factors, and therefore the pattern of cash flows cannot be determined at a sufficiently high level of confidence to be considered

Amanda Ravitz September 9, 2014 Page 11

“reliably determined.”  Additionally, based on the Company’s current projections, if an allocation of revenue method were applied, it would result in a lower amount of accumulated amortization in the earlier years than under the straight-line method.  Based on this analysis, the Company respectfully advises the Staff that management concluded the straight-line method is most appropriate for amortization of this intangible asset.

Stock Based Compensation, page F-27

27.                               We see that your stock option plan permits holders to exercise unvested options for restricted common stock. Please describe for us in greater detail the terms of unvested option exchange agreement, the terms associated with the restricted common stock, and the accounting and financial statement impact of restricted common stock being issued for the unvested options including the valuation methodology. Please also describe how the repurchase right held by the company impacts the accounting for this exchange.

Response:  The Company respectfully advises the Staff that until July 2014, stock options granted pursuant to the Company’s 2001 and 2011 Stock Option Plans contained provisions permitting optionees to exercise unvested options.  Pursuant to these provisions, all unvested shares issued upon the early exercise of stock options, so long as they remain unvested, are subject to a 90-day right of repurchase, at the optionee’s original exercise price, beginning on the date that an optionee’s service with the Company voluntarily or involuntarily terminates.

The Company respectfully advises the Staff that, consistent with authoritative guidance, it does not consider the early exercise an exercise for accounting purposes and therefore it records cash received for the exercise of unvested shares as a liability, which liability is released to equity at each reporting date as the shares vest.  The Company further advises the Staff that during the periods reported in the Amended DRS, the liability for unvested options has not exceeded $220,000.

28.                               We note the disclosure on page 129 that on July 10, 2014, you granted stock options exercisable into 3,463,500 common shares with exercise prices of $2.91 per share. Please revise to disclose this stock option grant as a subsequent event in the footnotes to your financial statements and also describe the significant assumptions inherent in that grant, including the exercise price.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page F-39 of the Amended DRS accordingly.

Note 15. Subsequent Events, page F-38

29.                               We see that in July 2014, you entered into agreement with your variable interest entity, DOSE, whereby you would acquire certain assets, forgive amounts owed by DOSE and pay cash of $15 million out of the proceeds of the offering. Please tell us how you will account for this transaction and how it will be reflected in your consolidated financial statements. Please also explain to us the impact the transaction will have on the variable interest entity consolidation, whether you considered it a transaction among related parties or at arms-length, and whether the cash payment represents a dividend in excess of earnings and should be disclosed as part of pro forma earnings per share in consideration of Topic 1.B.3 of the Staff Accounting Bulletins.

Amanda Ravitz September 9, 2014 Page 12

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that since inception, DOSE  has been pursuing the development of proprietary technologies and related products intended to treat glaucoma (the “Glaucoma Business”) as well as products not involving the treatment of glaucoma (the “Non-Glaucoma Business”).  The Company currently consolidates the financial statements of DOSE, its variable interest entity in which it has a controlling financial interest, with its financial statements.

The Company entered into a transaction that will occur upon completion of the IPO.  Such transaction is a related party transaction and will be disclosed by the Company in accordance with ASC 850.  The legal form of the transaction is an asset acquisition of the Glaucoma Business from DOSE.  However, for accounting purposes, the transaction will be accounted for as (1) the loss of control of the Non-Glaucoma Business, and (2) the Company retaining control of the Glaucoma Business, which it will continue to account for based on the carrying value of the net assets.  The Company advises the Staff that it has evaluated that, following the closing of the transaction, it will not control DOSE, which will retain the Non-Glaucoma Business. The Company will no longer provide DOSE with leased employees, provide any cash to finance the operations of DOSE, or lend any capital to DOSE.  Additionally, no employees of the Company will continue to be officers or employees of DOSE.  Fees for the amended and restated transition services to be provided by the Company to DOSE after the transaction will be for nominal amounts, and will be paid on a current basis by DOSE. The Company has evaluated that these services will not represent variable interests, as analyzed in accordance with ASC 810-10-55-37.  The Company further advises the Staff that it is the Company’s understanding that DOSE intends to use the $15 million cash to be received in the transaction to fund its ongoing development activities involving the Non-Glaucoma Business, and the Company is not aware of any plan to distribute the cash to stockholders.  Accordingly, the Company has determined that, upon the closing of the transaction, it will no longer have any variable interests in DOSE, and therefore will not be the primary beneficiary of DOSE. For financial reporting periods as of or after the effective date of the transaction, the financial statements of DOSE will not be consolidated with the Company’s financial statements.

The Company respectfully advises the Staff that this transaction will be accounted for as the  derecognition of the Non-Glaucoma Business (that is, all of the assets and liabilities of DOSE other than those relating to the Glaucoma Business), which was previously controlled by the Company and consolidated with the Company’s financial statements.  ASC 810-10-40-5 provides that the loss of control of a subsidiary or a group of assets results in the recording of a gain or loss in the parent company’s net income or loss.  Accordingly, the Company will record a loss in the period that the transaction closes, calculated as the difference between (a) the total purchase price of $15 million cash plus the carrying amount of the noncontrolling interest in DOSE at the date of the transaction (which is currently a debit balance of approximately $8.0 million) and (b) the carrying value of the net assets of the Non-Glaucoma Business remaining in DOSE.  The Company advises the Staff that the carrying value of the net assets of the Non-Glaucoma Business is nominal, and therefore the transaction is expected to result in a loss in the Company’s statement of operations in the period that the transaction closes.

The Company further advises the Staff that the $15 million cash payment, which the Company understands is not being distributed to the shareholders of DOSE, will be included as a component of the loss to be recorded in connection with the transaction and will not be accounted for as an equity transaction.  Although the Company has evaluated that the payment does not represent a dividend declared by DOSE for which SAB Topic 1.B.3 would apply, when computing pro forma earnings per share, the Company believes it should give effect to the number of shares to be issued in the IPO that are associated with the $15 million cash payment to be made as part of the transaction.  As such, the Company’s pro forma earnings per share will include an adjustment to the numerator to include the net loss that will result from the recording of the transaction and an adjustment to the denominator for the incremental number of shares associated with the cash consideration.

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Amanda Ravitz September 9, 2014 Page 13

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378 or my colleague, Marianne Sarrazin at (415) 659-5936.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP

Cc:                             Thomas W. Burns, Glaukos Corporation, by e-mail

Kim Letch, Ernst & Young LLP, by e-mail

B. Shayne Kennedy, Latham & Watkins, by e-mail

Marianne C. Sarrazin, Reed Smith LLP, by e-mail